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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 21)


                            BROWN-FORMAN CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)


                                   115637-10-0
                                 (CUSIP Number)


                                 James S. Welch
                              Ogden Newell & Welch
                               1700 Citizens Plaza
                            500 West Jefferson Street
                           Louisville, Kentucky 40202
                                 (502) 582-1601
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 1, 2000
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].



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
---------------------------------------------------------------------------------------------------------------
                                             CUSIP NO. 115637-10-0
===============================================================================================================
(1)    Names of reporting persons...................................................        Owsley Brown II
       S.S. or I.R.S. Identification Nos. of above persons .........................         (###-##-####)
---------------------------------------------------------------------------------------------------------------
(2)    Check the appropriate box if a member of a group                              (a)
                                 (see instructions)                                  --------------------------
                                                                                     (b)
---------------------------------------------------------------------------------------------------------------
(3)    SEC use only ................................................................
---------------------------------------------------------------------------------------------------------------
(4)    Source of funds  (see instructions)..........................................               N/A
---------------------------------------------------------------------------------------------------------------
(5)    Check if disclosure of legal proceedings is required pursuant to Items
       2(d)or 2(e)
---------------------------------------------------------------------------------------------------------------
(6)    Citizenship or Place of Organization ........................................   United States of America
---------------------------------------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

       (7)  Sole voting power ......................................................             470,079
                                                                                     --------------------------
       (8)  Shared voting power.....................................................            5,320,396
                                                                                     --------------------------
       (9)  Sole dispositive power .................................................             470,079
                                                                                     --------------------------
       (10) Shared dispositive power ...............................................            5,320,396

---------------------------------------------------------------------------------------------------------------
(11)   Aggregate amount beneficially owned by each reporting person                             5,790,475
---------------------------------------------------------------------------------------------------------------
(12)   Check if the aggregate amount Row (11) excludes certain shares                             N/A
       (see instructions).
---------------------------------------------------------------------------------------------------------------
(13)   Percent of class represented by amount in Row (11)...........................             19.98%
---------------------------------------------------------------------------------------------------------------
(14)   Type of reporting person (see instructions) .................................               IN
---------------------------------------------------------------------------------------------------------------



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ITEM 1.  SECURITY AND ISSUER.
                                             Brown-Forman Corporation
                                               Class A Common Stock
                                                 850 Dixie Highway
                                            Louisville, Kentucky 40210

ITEM 2.  IDENTITY AND BACKGROUND.

         a)       Name:                              Owsley Brown II

         b)       Principal Business address:        850 Dixie Highway
                                                     Louisville, Kentucky 40210

         c)       Vice Chairman of the issuer, Brown-Forman Corporation.

         d) Criminal Convictions: No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

         e) Securities Proceedings: No judgments, decrees or final orders enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         N/A

ITEM 4.  PURPOSE OF TRANSACTION.

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The amount of shares beneficially owned by the undersigned as of December 31, 1999, is as follows:



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
                                                  Aggregate         Percent
                                                    Number          of Class
                                                  ---------         --------
         (a)      Beneficially Owned              5,790,475          19.98%

         (b)      Sole Voting Power                 470,079
                  Shared by Voting Power          5,320,396
                  Sole Disposition Power            470,079
                  Shared Disposition Power        5,320,396

         (c) With the exception of a December 3, 1999 gift of 350 shares of Brown-Forman Corporation Class A stock, no transactions in Brown-Forman Corporation Class A Common Stock of the issuer were effected by Owsley Brown, II in the last sixty days.

         (d) Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 8, 2000


/s/ Owsley Brown II
-----------------------------------
Owsley Brown II


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